                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 enherent Corp.


--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   293313-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 9, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------------                     ------------------------------
CUSIP No. 293313-10-2              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       632,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       632,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              632,540**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.61%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 632,540 shares of Common Stock directly beneficially owned by Travelers Indemnity.

-----------------------------                       ----------------------------
CUSIP No. 293313-10-2              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Travelers Insurance Group Holdings Inc.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       632,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       632,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              632,540**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.61%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 293313-10-2              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Travelers Property Casualty Corp.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       632,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       632,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              632,540**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.61%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity.

-------------------------------                        -------------------------
CUSIP No. 293313-10-2                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Alternative Investments LLC ("CAI")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       632,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       632,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              632,540**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.61%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and managed by CAI.

-------------------------------                        -------------------------
CUSIP No. 293313-10-2              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Investments Inc. ("CII")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       632,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       632,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              632,540**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.61%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and managed by CAI.

--------------------------                        ------------------------------
CUSIP No. 293313-10-2              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       632,840**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       632,840**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              632,840**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.61%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 632,540 shares directly beneficially owned by Travelers Indemnity managed on behalf of that company by CAI and (ii) 300 shares directly beneficially owned by other subsidiaries of Citigroup Inc.

SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 3 to the Schedule 13D filed on April 24, 2000, as amended by Amendment No. 1 filed February 8, 2002 and Amendment No. 2 filed August 20, 2002, relates to the Common Stock, par value $0.001 per share, of enherent Corp. (the "Company"), a Delaware corporation. Information contained in the original
Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 3. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in the initial Schedule 13D filed on April 24, 2000, as amended.

ITEM 2.  IDENTITY AND BACKGROUND.

The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

    (a) This Schedule 13D is being filed by (i) The Travelers Indemnity Company, a Connecticut corporation ("Travelers Indemnity"), by virtue of its direct beneficial ownership of the Company's Common Stock (ii) Travelers Insurance Group Holdings Inc., a Delaware corporation ("TIGHI"), by virtue of its ownership of all of the outstanding common stock of Travelers Indemnity, (iii) Travelers Property Casualty Corp., a Connecticut corporation ("TAP"), by virtue of its ownership of all of the outstanding common stock of TIGHI, (iv) Citigroup Alternative Investments LLC, a Delaware corporation ("CAI") by virtue of its management of the Company's securities on behalf of Travelers Indemnity, (v) Citigroup Investments Inc., a Delaware corporation ("CII"), by virtue of its ownership of all of the outstanding common stock of CAI, and (vi) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of CII (collectively, the "Reporting Persons," and each a "Reporting Person").

            Attached as Schedule A is information concerning each executive officer and director of Travelers Indemnity, CAI and Citigroup. Schedule A is incorporated into and made a part of this Schedule 13D.

      (b) The address of the principal business and principal place of business of each of Travelers Indemnity, TIGHI and TAP is One Tower Square, Hartford, Connecticut 06183. The address and principal place of business of each of CAI, CII and Citigroup is 399 Park Avenue, New York, New York 10043.

      (c) Travelers Indemnity's principal business is property and casualty insurance. TIGHI and TAP are holding companies principally engaged, through their subsidiaries, in property and casualty insurance. CAI is an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940, principally engaged in managing investments. CII is a holding company principally engaged, through its subsidiaries, in financial management and other related services. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

      (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of Travelers Indemnity and TAP is a Connecticut corporation. Each of TIGHI, CAI, CII and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each

Reporting Person, each executive officer and director named in Schedule A to this Schedule 13D is a citizen of the United States.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      (a) On December 3, 2002, Travelers Indemnity entered into a Securities Purchase Agreement (the "Agreement") with Primesoft LLC ("Primesoft"), a wholly owned subsidiary of Goldstone Technologies Ltd., a Delaware corporation. According to the Agreement, Primesoft agreed to purchase and Travelers Indemnity agreed to sell (i) 2,750,000 shares of the Company's Series A Senior Participating Convertible Preferred Stock, par value $0.001 per share (the "Series A Stock") for $0.1123636 per share, representing aggregate proceeds of $309,000 and (ii) Warrants to purchase 1,875,000 shares of the Company's Common Stock for $0.0005333 per Warrant, representing aggregate proceeds of $1,000. Effective December 9, 2002, Primesoft had paid Travelers Indemnity an aggregate amount of $310,000 and Travelers Indemnity had delivered the Series A Stock and the Warrants to Primesoft. The foregoing description is qualified in its entirety by reference to the full text of the Securities Purchase Agreement attached hereto as Exhibit 2.

Except as described in this Item 4 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The percentage calculations in Item 5 of this Schedule 13D are based upon the 17,502,188 shares of Common Stock outstanding, as reported in the Company's Form 10-Q filed on November 13, 2002.

      (a) TRAVELERS INDEMNITY. As of December 9, 2002, Travelers Indemnity directly beneficially owns 632,540 shares, or 3.61%, of Common Stock. Travelers Indemnity disclaims beneficial ownership of the 300 shares of Common Stock directly beneficially owned by other subsidiaries of Citigroup.

            TIGHI AND TAP. As of December 9, 2002, TIGHI and TAP indirectly beneficially own, exclusively through their holding company structures, 632,540 shares, or 3.61%, of Common Stock representing the Common Stock directly beneficially owned by Travelers Indemnity. Each of TIGHI and TAP disclaims beneficial ownership of the 300 shares of Common Stock directly beneficially owned by other subsidiaries of Citigroup.

            CAI. As of December 9, 2002, CAI indirectly beneficially owns, by virtue of its management of investments on behalf of Travelers Indemnity, 632,540 shares, or 3.61%, of Common Stock representing the Common Stock directly beneficially owned by Travelers Indemnity. CAI disclaims beneficial ownership of the 300 shares of Common Stock directly beneficially owned by other subsidiaries of Citigroup.

            CII. As of December 9, 2002, CII indirectly beneficially owns, exclusively through their holding company structure, 632,540 shares, or 3.61%, of Common Stock representing the Common Stock directly beneficially owned by Travelers Indemnity. CII disclaims beneficial ownership of the 300 shares of Common Stock directly beneficially owned by other subsidiaries of Citigroup.

            CITIGROUP. As of December 9, 2002, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 632,840 shares, or 3.61%, of the outstanding Common Stock, representing (i) 632,540 shares directly beneficially owned by Travelers Indemnity and managed by CAI and (ii) 300 shares directly beneficially owned by other subsidiaries of Citigroup.

      (b) Travelers Indemnity, TIGHI, TAP, CAI, CII and Citigroup may be deemed to share the voting and dispositive power of 632,540 shares of Common Stock beneficially owned by Travelers Indemnity. Citigroup may be deemed to share the voting and dispositive power of 300 shares of Common Stock beneficially owned by other subsidiaries of Citigroup. This Schedule 13D is being filed because of TIGHI's 100% ownership interest in Travelers Indemnity, TAP's 100% ownership interest in TIGHI, CAI's role as an investment adviser to Travelers Indemnity, CII's 100% ownership interest in CAI and Citigroup's 100% ownership interest in CII.

      (c) Other than the transaction described in Item 4(a) above, to the best knowledge of the Reporting Persons (i) none of the individuals named in Schedule A to this Schedule 13D and (ii) none of the Reporting Persons have effected a transaction in shares of Common Stock during the past 60 days.

      (d) No person, other than Travelers Indemnity and CAI, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Travelers Indemnity.

      (e) As of December 9, 2002, each of Travelers Indemnity, TIGHI, TAP, CAI, CII, and Citigroup ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

      On December 3, 2002, Travelers Indemnity entered into a Securities Purchase Agreement pursuant to which Travelers Indemnity sold certain securities of the Company. See Item 4(a) and Exhibit 2 attached hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT     DESCRIPTION

1           Joint Filing Agreement among the Reporting Persons

2           Securities Purchase Agreement

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2002

THE TRAVELERS INDEMNITY COMPANY

By:    /s/ Paul Eddy
       -------------
Name:   Paul Eddy
Title:  Assistant Secretary

TRAVELERS INSURANCE GROUP HOLDINGS INC.

By:    /s/ Paul Eddy
       -------------
Name:   Paul Eddy
Title:  Assistant Secretary

TRAVELERS PROPERTY CASUALTY CORP.

By:    /s/ Paul Eddy
       -------------
Name:   Paul Eddy
Title:  Assistant Secretary

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:    /s/ Millie Kim
       --------------
Name:  Millie Kim
Title: Secretary

CITIGROUP INVESTMENTS INC.

By:    /s/ Millie Kim
       --------------
Name:   Millie Kim
Title:  Secretary

CITIGROUP INC.

By:    /s/ Joseph B. Wollard
       ---------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

                                   SCHEDULE A

THE TRAVELERS INDEMNITY COMPANY


NAME                          TITLE

Jay S. Benet                  Director and Executive Officer
Charles J. Clarke             Director and Executive Officer
Douglas G. Elliott            Director and Executive Officer
Joseph P. Lacher, Jr.         Director and Executive Officer
Brian W. MacLean              Director and Executive Officer
James M. Michener             Director and Executive Officer
Peter N. Higgins              Executive Officer
Diana E. Beecher              Executive Officer
Susan Stonehill Claflin       Executive Officer
David A. Tyson                Executive Officer
F. Denney Voss                Executive Officer
W. Douglas Willett            Executive Officer

                                   SCHEDULE A

CITIGROUP ALTERNATIVE INVESTMENTS LLC


NAME                    TITLE

Ahmed Fahour            Director and Executive Officer
Bruce Zimmerman         Director and Executive Officer
Millie Kim              Executive Officer

                                   SCHEDULE A

CITIGROUP INC.


NAME                          TITLE

C. Michael Armstrong          Director
Alain J.P. Belda              Director (Brazil)
George David                  Director
Kenneth T. Derr               Director
John M. Deutch                Director
The Honorable
Gerald R. Ford                Honorary Director
Alfredo Harp Helu             Director (Mexico)
Roberto Hernandez Ramirez     Director (Mexico)
Ann Dibble Jordan             Director
Reuben Mark                   Director
Dudley C. Mecum               Director
Richard D. Parsons            Director
Andrall E. Pearson            Director
Robert E. Rubin               Director and Executive Officer
Franklin A. Thomas            Director
Sanford I. Weill              Director and Executive Officer
Arthur Zankel                 Director
Winfried F.W. Bischoff        Executive Officer (United Kingdom and Germany)
Michael A. Carpenter          Executive Officer
Robert Druskin                Executive Officer
Stanley Fischer               Executive Officer
Joan Guggenheimer             Executive Officer
William P. Hannon             Executive Officer
Thomas Wade Jones             Executive Officer
Sallie Krawcheck              Executive Officer
Marjorie Magner               Executive Officer
Michael T. Masin              Executive Officer
Deryck C. Maughan             Executive Officer (United Kingdom)
Victor J. Menezes             Executive Officer
Stephanie B. Mudick           Executive Officer
Charles O. Prince, III        Executive Officer
William R. Rhodes             Executive Officer
Todd S. Thomson               Executive Officer
Robert B. Willumstad          Executive Officer

                                  EXHIBIT LIST


EXHIBIT     DESCRIPTION

1           Joint Filing Agreement among the Reporting Persons

2           Securities Purchase Agreement